February 16, 2024

VIA EDGAR

Tony Watson

Rufus Decker

Kate Beukenkamp

Mara Ransom

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C., 20549

Re:	RYDE GROUP LTD

Registration Statement on Form F-1 (File No. 333-274283)

Registration Statement on Form 8-A (File No. 001-41950)

Request for Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Ryde Group Ltd (the “Company”) hereby requests an acceleration of the effectiveness of the above-referenced Registration Statement on Form F-1 (the “F-1 Registration Statement”), so that such Registration Statement will become effective at 5:00 p.m., Eastern Time, on February 20, 2024 or as soon thereafter as practicable.

The Company also requests that the Registration Statement on Form 8-A under the Securities Exchange Act of 1934, as amended, covering the ordinary shares of the Company, be declared effective concurrently with the Form F-1 Registration Statement (the Form F-1 Registration Statement, together with the Registration Statement on Form 8-A, the “Registration Statements”).

If there is any change in the acceleration request set forth above, the Company will promptly notify you of the change, in which case the Company may be making an oral request of acceleration of the effectiveness of the Registration Statements in accordance with Rule 461. The request may be made by an executive officer of the Company or by any attorney from the Company’s U.S. counsel, Sidley Austin.

The Company understands that Maxim Group LLC, the underwriter of the offering, has joined in this request in a separate letter filed with the Securities and Exchange Commission (the “Commission”) today.

The Company hereby acknowledges the following:

●	should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

RYDE GROUP LTD

By:	/s/ Zou Junming Terence
Name:	Zou Junming Terence
Title:	Chairman of the Board of Directors and Chief Executive Officer